December 13, 2012

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maidenform Brands, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 9, 2012 Form 8-K filed November 7, 2012 File No. 1-32568

Dear Mr. Thompson:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter dated November 30, 2012 regarding the above-referenced Forms 10-K and 8-K of Maidenform Brands, Inc. (the “Company” or “Maidenform”).

The Staff requested that we comply with comments in all future filings, as applicable. We confirm that we will comply with such comments in all future filings, as applicable.

Enclosed please find the Company’s response to the Staff’s comment letter in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Income, page 51

1.	Reference is made to the litigation settlement of $6,750,000 recognized in the second quarter of fiscal year 2011. We did not note disclosure of a reasonably possible loss or range of loss related to this litigation in any periodic reports prior to the settlement. If this assertion is incorrect, please refer us to such disclosure. Otherwise, please explain why your disclosures in the periodic reports prior to the settlement complied with the disclosure requirements of ASC 450-20-50. In addition, please explain to us the procedures you undertook on a quarterly basis to attempt to develop a reasonably possible loss or range of loss for disclosure. Please note that we expect that the closer you are to accruing or settling a matter, the more estimable the matter.

Maidenform’s Response:

In accordance with ASC 450-20-25-2, prior to the issuance of the Company’s financial statements each reporting period, the Company evaluates each loss contingency to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred and, if a liability is at least reasonably possible, whether a possible loss or range of loss can be reasonably estimated, and, if a liability is probable, whether the amount of loss can be reasonably estimated.

This evaluation is the result of a process designed to ensure that any required accounting entries and disclosures are appropriately and timely made and involves the Company’s accounting staff, and internal and external legal representatives, as appropriate. The process includes quarterly meetings of the Company’s accounting staff, in consultation with the Company’s internal legal staff as well as external legal counsel, as appropriate, and of the Company’s disclosure committee to evaluate any new litigation matters, the status of existing litigation matters, and any existing or potential regulatory actions from governmental agencies such as the IRS, the SEC or local tax authorities. These discussions continue to take place through the Company’s filing date. This process also includes a consideration of the then-current status of each matter within the scope and context of the entire proceeding, including for litigation matters, to the extent applicable, the procedural status, any potential opportunities to dispose of the matter on its merits before trial, the amount of time remaining before trial, the status and course of discovery, any settlement discussions or arbitration or mediation proceedings, and the judgment of internal and external counsel regarding the likelihood of the Company’s success prior to or at trial and potential damages, if any.

Based on this evaluation, the Company believes that any estimated loss relating to its settlement with Times Three Clothier, LLC (“Times Three”) did not meet the probable and reasonably estimable criteria of ASC 450-20-25-2 prior to the filing, on May 11, 2011, of the Company’s Form 10-Q for the quarter ended April 2, 2011 (“First Quarter Form 10-Q”) and only met both those criteria at some point on or after August 3, 2011. In addition, the Company believes that any loss relating to its settlement with Times Three was not reasonably possible until July 7, 2011, when the Company and Times Three expressed a mutual willingness to explore resolution discussions. Accordingly, it was not appropriate to disclose an estimate of the possible loss or range of loss in accordance with paragraphs 3 or 4 of ASC 450-20-50 prior to the Company’s Second Quarter Form 10-Q, in which the loss was disclosed.

The Company is setting forth below a summarized chronology to provide the factual background for these determinations:

1)	In March 2010, the Company filed suit against Times Three seeking a declaratory judgment that certain of the Company’s designs did not infringe a patent held by Times Three and/or that such patent was invalid. The Company was represented by Proskauer Rose LLP. In August 2010, the Company purchased a patent application for potential prior art to help support its position in the case. In October 2010, the Company obtained an opinion from its intellectual property counsel, Fross Zelnick, on the invalidity of Times Three’s patent and the non-infringement of the Company’s designs. In November and December 2010, the parties filed motions and responded to document requests.
2)	In December 2010 and February 2011, the Company’s Chief Financial Officer met with Times Three chairman of the board, Eric Rothfeld, to discuss whether settlement was an option. The meetings yielded no concrete results as the two parties were significantly far apart in their respective positions and settlement discussions were not pursued any further.

3)	From January to April 2011, the Company and Times Three proceeded with the case. The parties continued discovery, filed notices and conducted depositions, including deposition taken by the Company of several individuals related to additional prior art.
4)	In May 2011, the Company retained Weil Gotshal & Manges to provide a second opinion to the Company’s Board of Directors (the “Board”) on the merits of the case.
5)	On May 26, 2011, Weil Gotshal presented to the Board its assessment of the case as well as a range of potential settlement amounts should the Company decide to pursue settlement. The Board determined that based on the potential cost and length of time to litigate the case and the amount of management time that would be diverted to the case from its day-to-day duties, settlement discussions should be considered.
6)	In June 2011, the parties proceeded with further depositions. On June 23, 2011, Weil Gotshal presented a recommendation to the Board with a potential framework for settlement. After discussions, the Board requested that management initiate settlement discussions with Times Three.
7)	On July 7, 2011, Karen Rose, the Chairman of the Board spoke with Eric Rothfeld of Times Three regarding a potential settlement. Ms. Rose and Mr. Rothfeld agreed that the parties would file for a stay of the case until August 1, 2011 while they engaged in settlement discussions. On July 8, 2011, after discussions, Ms. Rose and Mr. Rothfeld agreed on a potential settlement amount of $6,500,000. However, the non-financial terms of the settlement, particularly the definition of the product that the Company would be restricted from selling and the liquidated damages for a breach of the settlement agreement, which were essential to the Company’s willingness to settle, were not agreed upon.
8)	Between July 8, 2011 and August 2, 2011, the parties had several discussions on the non-financial terms of the settlement but were unable to reach agreement.
9)	On August 2, 2011, the parties filed for a one week extension of the stay. On August 3, 2011, the Company agreed to pay Times Three an additional $250,000 to settle the dispute. Between August 3, 2011 and August 8, 2011, the parties worked to reach an agreement on the non-financial terms of the settlement and on August 9, 2011, the agreement was finalized and executed. The Company filed its Form 10-Q for the fiscal quarter ended July 2, 2011 on August 11, 2011.

Notes to the Consolidated Financial Statements, page 54

Note 7. Pension Plan, page 63

2.	Please tell us your consideration of disclosing the method used to determine market related value of plan assets as defined in ASC 715-30-20.

Maidenform’s Response:

The Company acknowledges the Staff’s comment with regard to disclosing the method used in determining the market related value of plan assets. In future filings, the Company will disclose the method used in determining the market related value of plan assets.

Please see the revised disclosure below in response to the Staff’s comment:

The net periodic benefit costs associated with our defined benefit pension plan is determined using assumptions regarding the benefit obligation and the market-related value of plan assets as of the beginning of each year. We have elected to use a market-related value of plan assets to calculate the expected return on assets in net periodic benefit costs. The Company’s market related value of plan assets is equal to the fair value.

3.	Please tell us your consideration of disclosing fair value measurements as of the date of each balance sheet presented. Refer to ASC 715-20-50-1.

Maidenform’s Response:

The Company acknowledges the Staff’s comment with regard to disclosing the fair value measurements as of the date of each balance sheet presented. In future filings, the Company will disclose the fair value measurement as of the date of each balance sheet presented.

Note 8. Other Benefit Plans, page 66

4.	Please tell us your consideration of disclosing the information required by ASC 715-80-50-5 with respect to the multiemployer plans that provide pension benefits to your union employees represented by Worker’s United.

Maidenform’s Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, we would like to note that the multiemployer plan was not deemed significant to Maidenform, both individually and in the aggregate. The Company’s conclusion was based on the fact the number of Maidenform employees who were part of the plan represented less than 1% of the total participants and our contributions as a percentage of the total contributions were immaterial. As such, we believe we are compliant with the disclosures required by ASC 715-80-50-5 with respect to the multiemployer plans.

Note 17. Segment Information, page 75

5.	Please tell us your consideration of disclosing total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.

Maidenform’s Response:

The Company acknowledges the Staff’s comment with regard to disclosing total expenditures for additional long-lived assets for each reportable segment. In future filings, the Company will disclose total expenditures for additional to long-lived assets for each reportable segment.

Please see the revised disclosure below in response to the Staff’s comment:

	For the Years Ended
	December 31, 2011	January 1, 2011	January 2, 2010

Net sales
Wholesale	$545,834	$500,353	$410,493
Retail	60,493	56,356	55,762
Total	$606,327	$556,709	$466,255
Operating income
Wholesale (a)	$49,750	$74,129	$48,828
Retail	2,725	2,234	4,345
Operating income	52,475	76,363	53,173
Interest expense, net	969	1,054	2,196
Income before provision
for income taxes	$51,506	$75,309	$50,977
Depreciation and amortization
Wholesale	$4,373	$4,900	$3,413
Retail	1,423	1,297	1,025
Total	$5,796	$6,197	$4,438
Capital expenditures
Wholesale	$4,463	$5,805	$5,315
Retail	4,122	1,079	579
Total	$8,585	$6,884	$5,894
Net sales by geographic area
United States	$547,925	$509,108	$430,594
International (b)	58,402	47,601	35,661
Total	$606,327	$556,709	$466,255
Intercompany sales from wholesale
to retail	$14,462	$13,877	$14,550

	December 31,	January 1,
	2011	2011
Inventory
Wholesale	$105,003	$80,860
Retail	8,197	8,480
Total	$113,200	$89,340
Identifiable assets
Wholesale	$366,037	$325,827
Retail	29,198	27,756
Total	$395,235	$353,583
Property, plant and equipment, net, by
geographic area
United States	$28,652	$25,272
International	845	626
Total	$29,497	$25,898

(a)	Includes expenses for the litigation settlement of $6,750, costs associated with a discontinuation of a product line of $3,800 and severance expense of $1,150 related to a corporate workforce reduction for the period ended December 31, 2011.

(b)	International net sales are identified as international based on the location of the customer.

Form 8-K filed November 7, 2012

Exhibit 99.1

6.	Operating income, net income and earnings per share excluding the litigation settlement are non-GAAP measures. In light of the disclosure of these non-GAAP measures, please tell us your consideration of providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K.

Maidenform’s Response:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, Item 10(e)(1)(i) of Regulation S-K requires equal or greater prominence of the most directly comparable GAAP measure and a reconciliation between GAAP and non-GAAP measures through a schedule or other clearly understandable method. The Company believes the narrative explanations that were provided meet the requirements. The Company notes that the only difference between the relevant GAAP and non-GAAP measures was the litigation settlement in our wholesale segment for the second quarter of 2011. On page 3 of Exhibit 99.1 to the Form 8-K filed November 7, 2012, Maidenform provided GAAP and non-GAAP operating income, net income and EPS in equal prominence and explanations that the only difference between the relevant GAAP and non-GAAP measures was the litigation settlement. Furthermore, we also acknowledge that Instruction 2 of Item 2.02 of Form 8-K also requires inclusion of information explaining why management believes the non-GAAP measure is useful and why management uses such measure (if it so does). In future filings where we include non-GAAP measures, we will provide additional disclosure addressing these requirements.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 732-621-2101 with any questions that you may have with respect to the foregoing.

Sincerely,

/s/ Christopher Vieth
Executive Vice President Chief Operating Officer & Chief Financial Officer